Condensed Interim Consolidated Financial Statements

(Unaudited)

For the Three Months Ended

June 30, 2023

(Expressed in Canadian Dollars)

NOTICE OF NO REVIEW BY AUDITOR

In accordance with National Instrument 51-102 Continuous Disclosure Obligations of The Canadian Securities Administrators we hereby give notice that our condensed interim consolidated financial statements for the three months ended June 30, 2023, which follow this notice, have not been reviewed by an auditor.

Silver Elephant Mining Corp. Condensed Interim Consolidated Statements of Financial Position (Unaudited) (Expressed in Canadian Dollars)

	June 30, 2023 ($)	March 31, 2023 ($)
Assets
Current assets
Cash	539,307	1,504,969
Receivables (note 5)	104,922	440,982
Prepaid expenses	188,643	413,556
	832,872	2,359,507
Non-current assets
Equipment (note 7)	399,276	436,678
Exploration and evaluation assets (note 9)	64,955,028	64,907,581
Buildings and structures (note 8)	664,498	685,580
Land (note 6)	3,960,084	4,044,061
Other non-current assets	134,848	143,811
Total assets	70,946,606	72,577,218

Liabilities And Equity
Current liabilities
Accounts payable and accrued liabilities (note 16)	3,738,381	3,807,809
Promissory note (note 11)	3,824,262	4,271,857
Other current liabilities (note 10, 12)	310,010	636,545
Liability for subscription receipts	330,000	-
	8,202,653	8,716,211
Non-current liabilities
Lease liability (note 10)	25,110	30,285
Provision for closure and reclamation (note 13)	2,086,489	2,022,335
Total liabilities	10,314,252	10,768,831

Equity
Share capital (note 14)	219,376,238	219,321,270
Reserves (note 14)	29,176,867	28,958,228
Accumulated other comprehensive income	262,567	463,740
Deficit	(221,330,957)	(220,375,871)
Equity attributable to equity holders of parent	27,484,715	28,367,367
Equity attributable to non-controlling interests (note 15)	33,147,639	33,441,020
Total equity	60,632,354	61,808,387
Total liabilities and equity	70,946,606	72,577,218

Nature of Operations and Going Concern (note 1)
Subsequent Events (note 24)

Approved by the Board of Directors

"John Lee"	"Greg Hall"
John Lee - Director	Greg Hall - Director

The accompanying notes are an integral part of these consolidated financial statements.

Silver Elephant Mining Corp. Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited) (Expressed in Canadian Dollars)

	Three Months Ended
	June 30,	June 30,
	2023	2022
	($)	($)
		(Restated - note 23)
General and administrative expenses
Amortization (note 7)	40,601	6,252
Advertising and promotion	88,901	85,865
Consulting and management fees (note 16)	235,491	27,039
Director fees (note 16)	37,029	34,492
Insurance	48,231	47,624
Office and administration	66,196	37,821
Professional fees	229,760	361,039
Salaries and benefits (note 16)	441,680	110,408
Share-based payments (note 14)	400,153	411,250
Stock exchange and shareholder services	111,402	33,744
Travel and accommodation	46,716	70,969
	(1,746,160)	(1,226,503)
Other items
Other income (expense)	(33,858)	49,331
Finance expense	(54,841)	(49,061)
Foreign exchange gain (loss)	2,097	(112,454)
Recovery of flow through liability	-	62,880
Gain on fair value change in contingent consideration (note 9)	71,984	568,126
Gain on fair value change in derivative liabilities (note 12, 14)	255,162	266,053
Gain (loss) from care and maintenance of coal properties	(195,184)	93,703
Net loss for the period	(1,700,800)	(347,925)
Other comprehensive income:
Foreign currency translation	(420,082)	-
Comprehensive loss for the period	(2,120,882)	(347,925)

Net loss attributable to:
Equity holders of parent	(955,086)	(21,718)
Non-controlling interest (note 15)	(745,714)	(326,207)
	(1,700,800)	(347,925)

Comprehensive loss attributable to:
Equity holders of parent	(1,156,259)	(21,718)
Non-controlling interest (note 15)	(964,623)	(326,207)
	(2,120,882)	(347,925)

Basic and diluted loss per share attributable to shareholders	(0.03)	(0.00)
Basic and diluted weighted average number of shares outstanding (note 14e)	32,172,359	25,491,666

The accompanying notes are an integral part of these consolidated financial statements.

Silver Elephant Mining Corp. Condensed Interim Consolidated Statements of Shareholders’ Equity (Unaudited) (Expressed in Canadian Dollars)

	Number of Shares	Share Capital ($)	Reserves ($)	AOCI[1] ($)	Deficit ($)	Total Shareholders' Equity ($)	Non- Controlling Interest ($)	Total ($)

Balance April 1, 2022 (restated, note 23)	24,321,994	215,052,586	27,601,702	-	(217,618,119)	25,036,169	30,054,745	55,090,914
Shares issued to settle liability (note 14)	1,267,145	1,431,874	-	-	-	1,431,874	-	1,431,874
Share-based payments ("SBP") (note 14)	-	-	373,212	-	-	373,212	-	373,212
Changes in NCI ownership	-	-	551,528	-	-	551,528	1,596,071	2,147,599
SBP - Flying Nickel	-	-	-	-	-	-	392,491	392,491
Warrants - Flying Nickel
Comprehensive loss	-	-	-	-	(21,718)	(21,718)	(326,207)	(347,925)
Balance, June 30, 2022 (restated, note 23)	25,589,139	216,484,460	28,526,442	-	(217,639,837)	27,371,065	31,717,100	59,088,165

Balance, April 1, 2023	32,084,966	219,321,270	28,958,228	463,740	(220,375,871)	28,367,367	33,441,020	61,808,387
Shares issued to settle liability (note 14)	116,953	54,968	-	-	-	54,968	-	54,968
SBP (note 14)	-	-	218,639	-	-	218,639	-	218,639
Changes in NCI ownership (note 15)	-	-	-	-	-	-	266,463	266,463
SBP - Flying Nickel	-	-	-	-	-	-	88,201	88,201
SBP - Nevada Vanadium	-	-	-	-	-	-	110,699	110,699
Warrants - Flying Nickel	-	-	-	-	-	-	205,879	205,879
Net loss	-	-	-	-	(955,086)	(955,086)	(745,714)	(1,700,800)
Other comprehensive loss	-	-	-	(201,173)	-	(201,173)	(218,909)	(420,082)
Balance, June 30, 2023	32,201,919	219,376,238	29,176,867	262,567	(221,330,957)	27,484,715	33,147,639	60,632,354

1 Accumulated other comprehensive income

The accompanying notes are an integral part of these consolidated financial statements.

Silver Elephant Mining Corp. Condensed Interim Consolidated Statements of Cash Flows (Unaudited) (Expressed in Canadian Dollars)

	Three Months Ended
	June 30,	June 30,
	2023	2022
	($)	($)

Operating Activities
Net income (loss)	(1,700,800)	(347,925)

Items not involving cash
Amortization and accretion	104,755	6,252
Share-based payments	400,153	411,250
Gain on FV change in derivative liabilities	(255,162)	(266,053)
Gain on FV change in contingent consideration	(71,984)	(568,126)
Recovery of flow through liability	-	(62,880)
Finance expense	54,841	49,061
Unrealized foreign exchange	105,115	(59,122)
	(1,363,082)	(837,543)
Changes in non-cash working capital
Accounts receivable	160,416	(57,456)
Prepaid expenses and reclamation deposits	228,735	172,931
Accounts payable and accrued liabilities	(222,539)	(379,869)
Cash used in operating activities	(1,196,470)	(1,101,937)

Investing Activities
Exploration and evaluation assets	(472,194)	(1,612,911)
Acquisition of land	-	(3,724,577)
Sale of equipment	175,644	-
Purchase of equipment	-	(625,619)
Purchase of buildings and structures	-	(657,277)
Cash used in investing activities	(296,550)	(6,620,384)

Financing Activities
Subscription receipts	120,000	-
Proceeds from share issuance of subsidiaries	366,956	1,210,630
Subsidiary subscription receipts	210,000	-
Cash from promissory note (note 11)	-	3,752,400
Partial repayment of promissory note (note 11)	(338,203)	-
Sale of shares of subsidiary	174,264	687,737
Lease payments	(5,240)	-
Cash from financing activities	527,777	5,650,767

Effect of foreign exchange on cash	(419)	-
Decrease in cash	(965,662)	(2,071,554)
Cash, beginning of period	1,504,969	5,899,042
Cash, end of period	539,307	3,827,488

Supplemental cash flow information (note 18)

The accompanying notes are an integral part of these consolidated financial statements.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Three Months Ended June 30, 2023 (Expressed in Canadian Dollars except where noted)

1. Description of Business and Nature of Operations

Silver Elephant Mining Corp. (the "Company" or "Silver Elephant") is incorporated under the laws of the province of British Columbia, Canada. The common shares of the Company are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "ELEF" and on the Frankfurt Stock Exchange under the symbol "1P2N" and are quoted on the OTCQX under the symbol "SILEF". The Company maintains its registered and records office at Suite 1610 - 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2.

The Company is a mineral exploration stage company. The Company's projects are the Pulacayo Paca silver-lead-zinc property in Bolivia (the "Pulacayo Project"), and the El Triunfo gold-silver-lead-zinc project in Bolivia ("the Triunfo Project"). In addition, as the Company has de facto control over Flying Nickel Mining Corp. and Nevada Vanadium Mining Corp. (note 2(c)), by extension, the Gibellini vanadium property in Nevada, USA (the "Gibellini Project") and the Minago nickel property in Canada (the "Minago Project") are also included in the Company's exploration and evaluation assets. The Company also owns or holds 100% interests in each of the following projects: (a) the Ulaan Ovoo coal project located in Mongolia, and (b) the Chandgana Khavtgai and Tal coal projects, located in Mongolia; all of which have been fully impaired. The recoverability of the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production or from proceeds of disposition. The Company's exploration and evaluation activities are not dependent on seasonality and may operate year-round; however, the Company may adjust the level of exploration and evaluation activities to manage its capital structure in light of changes in global economic conditions. To date, the Company has not received any revenue from commercial mining operations and is considered to be in the exploration stage.

These consolidated financial statements have been prepared on a going concern basis which implies that the Company will continue realizing assets and discharging liabilities in the normal course of business for the foreseeable future. Should the going concern assumption not continue to be appropriate, further adjustments to carrying values of assets and liabilities may be required.

At June 30, 2023, the Company had a working capital deficiency of $7,369,781 (March 31, 2023 - $6,356,704) and an accumulated deficit of $221,330,957 (March 31, 2023 - $220,375,871). Accordingly, the ability of the Company to realize the carrying value of its assets and continue operations as a going concern is dependent upon its ability to raise additional debt or equity to fund ongoing costs of operations and/or secure new or additional partners in order to advance its projects. These material uncertainties may cast significant doubt upon the Company's ability to continue as a going concern. These consolidated financial statements do not include any adjustments relating to the recovery of assets and classification of assets and liabilities that may arise should the Company be unable to continue as a going concern and such adjustments could be material.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Three Months Ended June 30, 2023 (Expressed in Canadian Dollars except where noted)

2. Basis Of Presentation

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting ("IAS 34") using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These condensed interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as the most recent annual financial statements for the fifteen months ending March 31, 2023. Certain amounts in the prior period have been reclassified to conform with the presentation in the current period.

These condensed interim consolidated financial statements were approved by the Board of Directors and authorized for issue on August 14, 2023.

On December 30, 2022, the Company changed its financial year end from December 31 to March 31.

Changes in Accounting Standards

Certain accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company's financial statements.

(b) Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. Certain amounts in the prior period have been reclassified to conform with the presentation in the current period.

(c) Basis of Consolidation

Subsidiaries are all entities over which the Company has control. The Company controls an entity where the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. Subsidiaries are deconsolidated from the date that control ceases. All intercompany balances, transactions, income and expenses, and profits or losses are eliminated on consolidation.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Three Months Ended June 30, 2023 (Expressed in Canadian Dollars except where noted)

2. Basis Of Presentation - continued

These consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

Entity	Location	Ownership Interest	Project
1420 PSR PTE Ltd.	Singapore	100%	n/a
Apogee Minerals Bolivia SA	Bolivia	98%	Pulacayo Project
ASC Bolivia LDC	Cayman	100%	n/a
ASC Bolivia LDC Sucursal	Bolivia	100%	Paca Project
ASC Holdings Limited	Cayman	100%	n/a
Chandgana Coal LLC	Mongolia	100%	Chandgana Project
Illumina Silver Bolivia S.A.	Bolivia	98%	n/a
Illumina Silver Mining Corp.	Canada	100%	Triunfo Project
Mega Thermal Coal Corp. (formerly Asia Mining Inc.)	Canada	100%	n/a
Prophecy Power Generation LLC	Mongolia	100%	n/a
Red Hill Mongolia LLC	Mongolia	100%	Ulaan Ovoo Project
Silver Elephant Bolivia S.A.	Bolivia	98%	n/a
UGL Enterprises LLC	Mongolia	100%	Ulaan Ovoo Project
Oracle Commodity Holding Corp. ("Oracle")	Canada	40%	n/a
Flying Nickel Mining Corp ("Flying Nickel")	Canada	11.05%	Minago Project
Nevada Vanadium Mining Corp. ("Nevada Vanadium")	Canada	21.62%	n/a
Nevada Vanadium Holding Corp. [1]	Canada	21.62%	n/a
1104002 B.C. Ltd. [1]	Canada	21.62%	n/a
Nevada Vanadium LLC[1]	USA	21.62%	Gibellini Project
VC Exploration (US) Inc. [1]	USA	21.62%	Gibellini Project
[1] These entities are wholly owned subsidiaries of Nevada Vanadium, and the accounts are included in the consolidated financial statements of Nevada Vanadium.

De facto control exists in circumstances when an entity owns less than 50% voting rights in another entity but has control for reasons other than voting rights or contractual and other statutory means. These consolidated financial statements include the results of Oracle, Flying Nickel and Nevada Vanadium, and their subsidiaries as applicable, as management has determined that the Company has de facto control over these entities as the Company has the practical ability to direct the relevant activities of these entities and controls the Board of Directors for all periods presented.

As at the date of the Spin-off Arrangement (note 4), Oracle had a 41% ownership interest in Flying Nickel and a 46% ownership interest in Nevada Vanadium. As at June 30, 2023, these ownership interests were changed to 27% and 42% respectively, however, Oracle continued to have de facto control over these investees. Specifically, Oracle has 1) power over each of these investees, 2) exposure or rights to variable returns from its involvement with these investees, and 3) the ability to use its power over these investees to affect the amount of its returns from these investees. As a result, Oracle consolidates the accounts of Flying Nickel and Nevada Vanadium (and its subsidiaries) in its consolidated financial statements.

Similarly, as at the date of the Spin-off Arrangement and June 30, 2023, the Company had a 40% ownership interest in Oracle. The Company has de facto control over Oracle since the Company has: 1) power over Oracle, 2) exposure or rights to variable returns from its involvement with Oracle, and 3) the ability to use its power over Oracle to affect the amount of its returns from Oracle. As a result, the Company consolidates the accounts of Oracle in its consolidated financial statements, which also includes the accounts of Flying Nickel and Nevada Vanadium (and its subsidiaries).

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Three Months Ended June 30, 2023 (Expressed in Canadian Dollars except where noted)

2. Basis Of Presentation - continued

(d) Use of Estimates and Judgments

Significant Estimates and Assumptions

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions used by management where there is risk of material adjustments to assets and liabilities in future accounting periods include the estimated useful lives of depreciated and amortized assets, and exploration and evaluation assets, assumptions used in determination of the fair value of share-based payments, decommissioning, restoration and similar liabilities and contingent liabilities.

The Company assesses its mineral properties' rehabilitation provision at each reporting date or when new material information becomes available. Exploration, development and mining activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations.  Accounting for reclamation obligations requires management to make estimates of the future costs that the Company will incur to complete the reclamation work required to comply with existing laws and regulations at each location.  Actual costs incurred may differ from those amounts estimated.

Significant Judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in preparing the Company's financial statements include the assumption that the Company will continue as a going concern and whether the Company has significant influence over other entities, classification of expenditures as exploration and evaluation expenditures or operating expenses, the classification of financial instruments and determining de facto control (note 2(c)).

3. Changes in Accounting Standards

Certain accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company's financial statements.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Three Months Ended June 30, 2023 (Expressed in Canadian Dollars except where noted)

4. Spin-off Arrangement

On January 14, 2022, the Company completed a strategic reorganization of the Company's business through a statutory plan of arrangement (the "Spin-off Arrangement") under the Business Corporations Act (British Columbia), dated November 8, 2021. Pursuant to the Spin-off Arrangement, the common shares of the Company were consolidated on a 10:1 basis and each holder of common shares of the Company received in exchange for every 10 pre-consolidation common shares held: (i) one post-consolidation common share of the Company; (ii) one common share of Flying Nickel; (iii) one common share of Nevada Vanadium; and (iv) two common shares of Oracle (formerly Battery Metals  Royalties Corp.).

As a result of the Spin-off Arrangement:

i. certain intercompany royalties held by the Company were transferred to Oracle in exchange for the issuance of 1,785,430 Oracle shares;

ii. the Minago Project was spun out, into Flying Nickel in exchange for the issuance of 50,000,000 Flying Nickel shares, and the assumption of certain liabilities related to the underlying assets;

iii. and the Gibellini Project was spun out, into Nevada Vanadium in exchange for the issuance of 50,000,000 Nevada Vanadium shares, and the assumption of certain liabilities related to the underlying assets; and

iv. Oracle purchased 22,953,991 of the outstanding shares of both Nevada Vanadium and Flying Nickel in exchange for the issuance of 78,214,570 Oracle shares to the Company.

In addition, as a result of the Spin-off Arrangement, each of the Company's option and warrant holders as at January 14, 2022, (a "Holder") is entitled to receive, upon exercise of each such warrant and option at the same original exercise price and in accordance with the terms of such warrant and option, one share of each of Flying Nickel and Nevada Vanadium; two shares of the Oracle (collectively, the "Reserved Shares"); and one share of Silver Elephant.

5. Receivables

	June 30, 2023 ($)	March 31, 2023 ($)

Goods and services tax receivable	71,856	211,493
Other receivables	33,066	229,489
Total	104,922	440,982

6. Fish Creek Ranch

On April 6, 2022, Nevada Vanadium acquired the Fish Creek Ranch property located in Eureka County, Nevada USA for an aggregate purchase price of $5,291,641 (US$4,245,895). The Fish Creek Ranch is adjacent to the Gibellini Project, contains a part of the irrigation canal, and will provide support to the Gibellini Project in the form of water supply.

Nevada Vanadium obtained independent appraisals on land and buildings where land was valued at $4,237,080 (US$3,400,000) and buildings at $747,720 (US$600,000). An independent appraisal value of the machinery and equipment was estimated at $711,705 (US$571,100). Livestock was sold immediately after the acquisition for $332,497 (US$259,403). As a result, the total fair market value of acquired assets is $6,019,773 (US$4,830,503), which exceeds the total consideration paid of $5,291,641 (US$4,245,895).

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Three Months Ended June 30, 2023 (Expressed in Canadian Dollars except where noted)

6. Fish Creek Ranch - continued

The transaction was accounted for based on a "basket" purchase whereas the price is allocated based on relative fair value on individual assets. Using this approach, the assets were recorded as follows:

($)

Buildings and structures (US$527,385)	657,277
Land (US$2,988,517)	3,724,577
Machinery and equipment (US$501,983)	625,619
Livestock held for sale (US$228,010)	284,168
5,291,641

7. Equipment

The following table summarizes the Company's equipment information as at the dates presented:

	Computer Equipment ($)	Furniture and Equipment ($)	Vehicles ($)	Mining Equipment ($)	Fish Creek Equipment ($)	Total ($)
Cost
Balance, January 1, 2022	101,928	278,845	254,395	24,476	-	659,644
Additions	-	-	55,669	11,862	659,355	726,886
Disposals	-	(2015)	(70,539)	(24,476)	(199,839)	(296,869)
Foreign exchange	-	-	1,683	359	19,927	21,969
Balance, March 31, 2023	101,928	276,830	241,208	12,221	479,443	1,111,630
Foreign exchange	-	-	(1,191)	(254)	(11,398)	(12,843)
Balance, June 30, 2023	101,928	276,830	240,017	11,967	468,045	1,098,787

Accumulated Amortization
Balance, January 1, 2022	(101,928)	(265,828)	(172,226)	(13,137)	-	(553,119)
Amortization	-	(14,337)	(48,535)	(2,715)	(124,910)	(190,497)
Disposals	-	1,081	17,322	13,137	39,311	70,851
Foreign exchange	-	2,254	(592)	(82)	(3,767)	(2,187)
Balance, March 31, 2023	(101,928)	(276,830)	(204,031)	(2,797)	(89,366)	(674,952)
Amortization	-	-	(2,928)	(600)	(24,990)	(28,518)
Foreign exchange	-	-	459	65	3,435	3,959
Balance, June 30, 2023	(101,928)	(276,830)	(206,500)	(3,332)	(110,921)	(699,511)

Net book value, March 31, 2023	-	-	37,177	9,424	390,077	436,678
Net book value, June 30, 2023	-	-	33,517	8,635	357,124	399,276

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Three Months Ended June 30, 2023 (Expressed in Canadian Dollars except where noted)

8. Buildings and Structures

The continuity of buildings and structures relating to the Fish Creek Ranch are as follows:

Cost
Balance, January 1, 2022	-
Additions	692,720
Foreign exchange effect	20,937
Balance, March 31, 2023	713,657
Foreign exchange effect	(14,820)
Balance, June 30, 2023	698,837

Accumulated Amortization
Balance, January 1, 2022	-
Amortization for the period	(27,254)
Foreign exchange effect	(823)
Balance, March 31, 2023	(28,077)
Amortization for the period	(6,939)
Foreign exchange effect	677
Balance, June 30, 2023	(34,339)

Net book value, March 31, 2023	685,580
Net book value, June 30, 2023	664,498

9. Exploration and Evaluation Assets

	Bolivia		Canada	USA
	Pulacayo ($)	Triunfo ($)	Minago ($)	Gibellini ($)	Total ($)

Balance, January 1, 2022	20,461,951	672,925	16,452,655	16,017,568	53,605,099
Contingent consideration	-	-	2,000,000	500,000	2,500,000
Licenses, tax and permits	-	69,390	373,740	462,922	906,052
Geological and consulting	843,490	368,948	-	760,989	1,973,427
Feasibility	-	-	1,183,974	-	1,183,974
Exploration and drilling	-	-	1,589,653	-	1,589,653
Royalties	-	-	-	272,941	272,941
Personnel, camp and general	995,951	63,907	376,296	21,840	1,457,994
Incremental cost related to Flying Nickel warrants	-	-	426,468	-	426,468
Foreign exchange	241,585	93,368	-	657,020	991,973
Balance, March 31, 2023	22,542,977	1,268,538	22,402,786	18,693,280	64,907,581

Licenses, tax and permits	-	-	75,701	122,610	198,311
Geological and consulting	40,609	-	-	12,683	53,292
Exploration and drilling	-	-	91,460	-	91,460
Personnel, camp and general	104,730	10,009	161,617	9,360	285,716
Foreign exchange	(111,397)	(73,244)	-	(396,691)	(581,332)
Balance, June 30, 2023	22,576,919	1,205,303	22,731,564	18,441,242	64,955,028

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Three Months Ended June 30, 2023 (Expressed in Canadian Dollars except where noted)

9. Exploration and Evaluation Assets - continued

Pulacayo Project, Bolivia

The Company holds an interest in the Pulacayo Paca silver-lead-zinc project in Bolivia.

The Pulacayo Project comprises seven mining concessions covering an area of approximately 3,560 hectares of contiguous areas centered on the historical Pulacayo mine and town site. The Pulacayo Project is located 18 kilometers east of the town of Uyuni in the Department of Potosí, in southwestern Bolivia. It is located 460 kilometers south-southeast of the national capital of La Paz and 150 kilometers southwest of the City of Potosí, which is the administrative capital of the department. The Pulacayo Project is fully permitted with secured social licenses for mining.

Triunfo Project, Bolivia

The Triunfo Project area covers approximately 256 hectares located in the La Paz Department, which is located about 75 kilometers to the east of the city of La Paz, Bolivia. The Triunfo Project has access to power and water and is accessible by road year-round.

Minago Project, Manitoba Canada

The Minago property is located in northern Manitoba, Canada within the southern part of the Thompson Nickel Belt, approximately 107 kilometers north of the Town of Grand Rapids, Manitoba and 225 kilometres south of the City of Thompson, Manitoba. Provincial Highway 6 transects the eastern portion of the Minago property. The Minago Project is comprised of 94 mining claims and two mining leases.

On February 10, 2021, the Company acquired the Minago Project from Victory Nickel Inc. ("Victory Nickel") by way of an Asset Purchase Agreement (the "VN APA"). Additionally, the Company agreed to issue to Victory Nickel $2,000,000 (the "VN Contingent Consideration") in Common Shares, upon the price of nickel exceeding US$10 per pound for 30 consecutive business days, at any time before December 31, 2023 (the "VN Condition").

On January 14, 2022, pursuant to the Spin-off Arrangement, Flying Nickel issued 50,000,000 common shares to the Company in consideration for the Minago Project and the assumption of certain liabilities related to the underlying assets.

The VN condition was met on February 23, 2022, and as a result, Victory Nickel and the Company mutually agreed that the Company should issue 1,267,145 shares with the fair value of $2,000,000 on February 23, 2022, the date the VN condition was met.  Therefore, a derivative liability of $2,000,000 was recognized, with a corresponding increase to exploration and evaluation assets on February 23, 2022. Subsequently on April 8, 2022, the Company issued the 1,267,145 shares with the fair value of $1,431,874 as of April 8, 2022 and transferred 45,392 shares of Flying Nickel with the fair value of $9,759 as of April 8, 2022, to Victory Nickel, the aggregate of which settles the VN Contingent Consideration. Accordingly, the Company recognized a fair value gain of $558,367 relating to the VN Contingent Consideration.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Three Months Ended June 30, 2023 (Expressed in Canadian Dollars except where noted)

9. Exploration and Evaluation Assets - continued

Gibellini Project, USA

The Gibellini vanadium project (the "Gibellini Project") is comprised of the Gibellini, Bisoni and Louie Hill vanadium deposits and associated claims located in the State of Nevada, USA.

On September 18, 2020, the company completed the acquisition of the Bisoni vanadium property situated immediately southwest of the Gibellini Project pursuant to an asset purchase agreement (the "Bisoni APA") dated August 18, 2020, with Cellcube Energy Storage Systems Inc. ("Cellcube"). The Bisoni property comprised of 201 lode mining claims. As consideration for the acquisition of the Bisoni property under the Bisoni APA, the Company issued 4 million Common Shares (the "Bisoni APA Shares") and paid $200,000 cash to Cellcube. Additionally, subject to TSX approval, if, on or before December 31, 2023, the price of European vanadium pentoxide on the Metal Bulletin (or an equivalent publication) exceeds US$12.00 a pound for 30 consecutive days, the Company will issue to Cellcube additional Common Shares with a value of $500,000 calculated based upon the 5-day volume weighted average price of the Common Shares immediately following the satisfaction of the vanadium pentoxide pricing condition. This condition was potentially met on April 5, 2022, and derivative liabilities of $500,000 was recognized, with a corresponding increase to exploration and evaluation assets. As at June 30, 2023, these derivative liabilities were remeasured with a fair value of $143,967, and accordingly the Company recognized a gain on change in fair value of contingent consideration of $71,984.

10. Right of Use Assets and Lease Liabilities

The company leases its office in Vancouver, Canada and has recognized a right of use asset and lease liability accordingly. The incremental borrowing rate for lease liability initially recognized as at August 1, 2022 was 5.6%. Right of Use Assets is included in Other non-current assets and Lease liabilities is included other current liabilities and non-current lease liability.

	Right of use assets ($)	Lease liabilities ($)

Balance, January 1, 2022	-	-
Additions	61,700	(61,700)
Depreciation charge for the period	(13,711)	-
Lease payments for the period	-	13,974
Accretion expenses for the period	-	(2,111)
Balance, March 31, 2023	47,989	(49,837)
Depreciation charge for the period	(5,141)	-
Lease payments for the period	-	(677)
Accretion expenses for the period	-	5,241
Balance, June 30, 2023	42,848	(45,273)

Current portion		(20,163)
Non-current portion		(25,110)

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Three Months Ended June 30, 2023 (Expressed in Canadian Dollars except where noted)

11. Promissory Note

On April 6, 2022, Nevada Vanadium borrowed $3,752,400 (US$3,000,000) through a promissory note (the "CVB Loan") with Cache Valley Bank. The CVB Loan has a five-year term, due April 6, 2027, and bears simple interest at 5.5% per annum. The note and the interest will be paid in installments as follows:

($)

April 6, 2023 (paid)	US$251,045
April 6, 2024	US$251,045
April 6, 2025	US$251,045
April 6, 2026	US$251,045
April 6, 2027	US$2,770,851
US$3,775,031

The CVB Loan is accounted for using the effective interest rate method, utilizing an implied interest rate of 5.27%. The continuity of the CVB Loan is as follows:

($)

Balance, January 1, 2022	-
Initial recognition of CVB Loan	3,752,400
Finance expense	206,030
Foreign exchange	313,427
Balance, March 31, 2023	4,271,857
Payment	(338,203)
Finance expense	54,165
Foreign exchange	(163,557)
Balance, June 30, 2023	3,824,262

During the three months ended June 30, 2023 the Company accrued finance expense of $54,165 (2022 - $49,061) related to the CVB Loan.

12. Other Current Liabilities

 Included in other liabilities is as follows:

	June 30, 2023 ($)	March 31, 2023 ($)

Derivative liabilities - options (note 14c)	69,080	218,642
Derivative liabilities - warrants (note 14d)	76,800	182,400
	145,880	401,042

Derivative liabilities - contingent liability (note 9)	143,967	215,951
Lease liability	20,163	19,552
Total other current liabilities	310,010	636,545

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Three Months Ended June 30, 2023 (Expressed in Canadian Dollars except where noted)

12. Other Current Liabilities - continued

As the Company did not have sufficient shares of Flying Nickel to fulfill the potential obligations of the January 14, 2022 Options and January 14, 2022 Warrants and as described in note 14c and 14d, the Company recognized derivative liabilities relating to the Flying Nickel shares that may potentially need to be transferred relating to the January 14, 2022 Options and January 14, 2022 Warrants as follows:

$

Balance, January 1, 2022	-
Recognition	815,951
Gain on change in fair value	(414,909)
Balance, March 31, 2023	401,042

Gain on change in fair value	(255,162)
Balance, June 30, 2023	145,880

13. Provision for Closure and Reclamation

The Company's closure and reclamation costs consists of costs accrued based on the current best estimate of mine closure and reclamation activities that will be required at the Ulaan Ovoo site upon completion of mining activity.  These activities include costs for earthworks, including land re-contouring and re-vegetation, water treatment and demolition. The Company's provision for future site closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by a third-party specialist.

Management used a risk-free interest rate of 3.15% (2023 - 3.15%,) in preparing the Company's provision for closure and reclamation.  Although the ultimate amount of reclamation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of estimated cash flows required to settle the Company's estimated obligations is $8,600,000 (March 31, 2023 - $8,600,000) over the next 19 years from March 31, 2023.  The cash expenditures are expected to occur over a period of time extending several years after the projected mine closure of the mineral properties.

($)

Balance, January 1, 2022	2,037,731
Change in estimate	(370,977)
Accretion	215,117
Foreign currency translation	140,464
Balance, March 31, 2023	2,022,335

Accretion	71,907
Foreign currency translation	(7,753)
Balance, June 30, 2023	2,086,489

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Three Months Ended June 30, 2023 (Expressed in Canadian Dollars except where noted)

14. Share Capital

(a) Authorized

The authorized share capital of the Company consists of an unlimited number of common shares. At June 30, 2023, the Company had 32,201,919 (March 31, 2023 - 32,084,966) common shares issued and outstanding.

On January 14, 2022, the Company's share capital was consolidated on the basis of one (1) new share for each ten (10) old shares. All common share, warrant, option and per share amounts have been retroactively adjusted.

(b) Equity issuances

During the three months ended June 30, 2023

On April 24, 2023, the Company issued 116,953 shares with a fair value of $54,968 to settle $54,968 in directors' fees owing to certain directors.

During the fifteen months ended March 31, 2023

On March 16, 2022, the Company issued 187,049 bonus shares with a fair value of $1.26 per common share to the company's directors, officers, employees, and consultants valued at $235,682.

On April 8, 2022, the Company issued 1,267,145 shares to settle liability related to the Minago Project (note 9). The fair value of the shares issued was $1,431,874.

On August 24, 2022, the Company closed a non-brokered private placement through the issuance of 640,000 units at a price of $0.50 for gross proceeds of $320,000. Each unit consists of one common share of the Company and one-half share purchase warrant with each whole warrant entitling the holder to purchase one additional share of the Company at a price of $0.65 per share for 36 months. In connection with the closing, the Company issued 10,800 Units as finder's fees. The proceeds from private placements that include warrants are allocated first to common shares based on the market trading price of the common shares at the time the units are priced, and any excess is allocated to warrants (the "Residual Method"). Based on the Residual Method, the fair value of the warrants is $nil.

On December 5, 2022, the Company closed a private placement for gross proceeds of $1,384,500. Pursuant to the closing, the Company issued an aggregate of 3,076,666 Units.  Each Unit consists of one common share of the Company and one share purchase warrant with each warrant entitling the holder to purchase one additional share of the Company at a price of $0.55 per share for 36 months from Closing. In connection with the Closing, the Company issued 75,600 Units and paid $4,620 in cash as finders' fees. The proceeds will be used for the Company's mineral project development and for general working capital purposes. Based on the Residual Method, the fair value of the warrants is $nil.

On December 9, 2022, the Company closed the final tranche of its December 2022 private placement for gross proceeds of $13,500. An aggregate of 30,000 units were issued. Each unit consists of one common share of the Company and one share purchase warrant with each warrant entitling the holder to purchase one additional share of the Company at a price of $0.55 per share for 36 months from the closing date. In connection with the final tranche of the December 2022 private placement, the Company paid $945 in cash as finders' fees. Based on the Residual Method, the fair value of the warrants is $1,050.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Three Months Ended June 30, 2023 (Expressed in Canadian Dollars except where noted)

14. Share Capital - continued

On March 22, 2023, the Company closed the first tranche of its March 13, 2023, private placement for gross proceeds of $675,000. An aggregate of 1,500,000 units were issued. Each unit consists of one common share of the Company and one share purchase warrant with each warrant entitling the holder to purchase one additional share of the Company at a price of $0.55 per share for three years from the closing date. No finders' fee was paid in connection with the first tranche closing. Based on the Residual Method, the fair value of the warrants is $nil.

On March 31, 2023, the Company closed the second and final tranche of its March 13, 2023 private placement. The Company issued 1,128,111 units for  aggregate gross proceeds of $507,650. Each unit consists of one common share of the  Company and one share purchase warrant with each warrant entitling the holder to purchase  one additional share of the Company at a price of $0.55 per share for 3 years. In connection with the closing, an aggregate of 34,650 units were issued by  the Company to eligible finders as finder's fees. Each finder's unit consists of one common share of the Company and one non transferable share purchase warrant with each warrant entitling the holder to purchase one  additional share of the Company at a price of $0.55 per share for 3 years. Based on the Residual Method, the fair value of the detached warrants is $nil.

A total of 10,000 share purchase warrants with an exercise price of $2.60 were exercised for total proceeds of $26,000.

(c) Share-based compensation plan

The Company has a 10% rolling equity-based compensation plan in place, as approved by the Company's shareholders on September 10, 2021 (the "2021 Plan"). Under the 2021 Plan the Company may grant stock options, bonus shares or stock appreciation rights. All stock options and other share-based awards granted by the Company, or to be granted by the Company, since the implementation of the 2021 Plan will be issued under, and governed by, the terms and conditions of the 2021 Plan. The stock option vesting terms are determined by the Board of Directors on the date of grant with a maximum term of 10 years.

The continuity of the Company's share options is as follows:

	Number of Options	Weighted Average Exercise Price ($)

Balance, January 1, 2022	1,577,750	3.00

Granted	1,805,000	0.55
Expired	(227,000)	3.81
Cancelled	(724,500)	1.48
Balance, March 31, 2023	2,431,250	1.54

Granted	285,000	0.51
Expired	(57,750)	2.80
Cancelled	(60,000)	0.50
Balance, June 30, 2023	2,598,500	1.42

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Three Months Ended June 30, 2023 (Expressed in Canadian Dollars except where noted)

14. Share Capital - continued

The following table summarizes the stock options outstanding as at June 30, 2023.

	Options Outstanding		Options Exercisable
Exercise Price ($)	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Number of Options Exercisable	Weighted Average Remaining Contractual Life (Years)

0.43	280,000	4.50	81,667	4.50
0.51	285,000	4.82	23,750	4.82
0.57	1,015,000	4.15	465,208	4.15
2.00	119,875	1.08	119,875	1.08
2.20	166,875	1.85	166,875	1.85
2.60	520,000	3.23	455,000	3.23
3.30	56,000	0.03	56,000	0.03
3.70	15,000	2.90	15,000	2.90
4.40	92,000	1.34	92,000	1.34
5.00	48,750	2.13	48,750	2.13
	2,598,500	3.56	1,524,125	3.03

The fair value of each share option is estimated on the date of grant using the Black-Scholes Option Pricing Model that uses the assumptions noted in the table below. Expected volatilities are based on the historical volatility of the Company's shares, and other factors. The expected term of share options granted represents the period of time that share options granted are expected to be outstanding. The risk-free rate of periods within the contractual life of the share option is based on the Canadian government bond rate. Assumptions used for share options granted for the periods presented are as follows:

For the three months ended, June 30, 2023

Grant Date	Number of Share Options	Stock Price ($)	Exercise Price ($)	Expected Price Volatility	Risk Free Interest Rate	Expected Life (Years)	Expected Dividend Yield	Fair Value Per Option ($)	Total Fair Value ($)

April 24, 2023	285,000	0.54	0.51	107%	2.97%	5.0	-	0.43	122,550

For the fifteen months ended, March 31, 2023

Grant Date	Number of Share Options	Stock Price ($)	Exercise Price ($)	Expected Price Volatility	Risk Free Interest Rate	Expected Life (Years)	Expected Dividend Yield	Fair Value Per Option ($)	Total Fair Value ($)

December 28, 2022	310,000	0.41	0.43	108%	3.27%	5.0	-	0.32	99,200
August 25,2022	1,260,000	0.63	0.57	107%	3.11%	5.0	-	0.50	630,000
June 1, 2022	235,000	0.59	0.61	105%	2.86%	5.0	-	0.46	108,100

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Three Months Ended June 30, 2023 (Expressed in Canadian Dollars except where noted)

14. Share Capital - continued

As a result of the Spin-off Arrangement, holders of the Company's stock options (the "January 14, 2022 Options") as at January 14, 2022, is entitled to receive, upon exercise of each such option at the same original exercise price and in accordance with the terms of such option, one share of each of Flying Nickel and Nevada Vanadium; two shares of the Oracle  and one share of Silver Elephant. This is deemed a modification to the original stock options. As at January 14, 2022, there were 1,463,250 January 14, 2022 Options outstanding.

As a result of this modification and in accordance with IFRS 2 Share-based Payment, the incremental fair value of the January 14, 2022 Options totaled $2,556,442 of which $1,368,938 was recognized in the statement of loss during the fifteen months ended March 31, 2023. The weighted average fair value of these January 14, 2022 Options is $3.65

The fair values of the January 14, 2022 Options immediately before and after the modification is determined based on the key assumptions as follows:

Before modification

Entity	Number of Share Options	Share Price ($)	Exercise Price ($)	Expected Price Volatility	Risk Free Interest Rate	Expected Life (Years)	Expected Dividend Yield	Weighted Average Fair Value Per Option ($)	Total Fair Value ($)

Silver Elephant	1,463,250	2.80	2.00-5.00	77%-155%	0.55%-1.49%	0.41-4.70	-	1.90	2,783,123

After modification

Entity	Number of Share Options	Share Price ($)	Exercise Price ($)	Expected Price Volatility	Risk Free Interest Rate	Expected Life (Years)	Expected Dividend Yield	Weighted Average Fair Value Per Option ($)	Total Fair Value ($)

Silver Elephant	1,463,250	2.80	2.00-5.00	77%-155%	0.56%-1.54%	0.41-4.69	-	1.90	2,781,806
Flying Nickel	1,463,250	0.70	-	96%-136%	0.56%-1.54%	0.41-4.69	-	0.70	1,024,275
Nevada Vanadium	1,463,250	0.40	-	99%-116%	0.56%-1.54%	0.41-4.69	-	0.40	585,300
Oracle	2,926,500	0.32	-	101%-123%	0.56%-1.54%	0.41-4.69	-	0.32	936,480

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Three Months Ended June 30, 2023 (Expressed in Canadian Dollars except where noted)

14. Share Capital - continued

As the Company did not have sufficient shares of Flying Nickel to fulfill the potential obligations of the January 14, 2022  Options, the Company recognized derivative liabilities relating to the Flying Nickel shares that may potentially need to be transferred relating to January 14, 2022 Options (note 12). As at June 30, 2023, $69,080 (March 31, 2023 - $218,642) relating to 863,500 (March 31, 2023 - 1,150,747) Flying Nickel shares from the January 14, 2022 Options has been included in derivative liabilities. At June 30, 2023, these derivative liabilities were measured based on the following assumptions: 863,500 options (March 31, 2023 - 1,150,747), $0.08 price per share (March 31, 2023 - $0.19) and $nil exercise price (March 31, 2023 - $nil). The other assumptions of expected price volatility, risk free interest rate, expected life and expected dividend yield typically included the Black-Scholes Option Pricing Model have no impact to the fair value calculation of the derivative liability due to the exercise price being $nil. The fair value of the derivative liability is $69,080 as at June 30, 2023 (March 31, 2023 - $218,642).

(d) Warrants

The continuity of the Company's warrants is as follows:

	Number of warrants	Weighted average exercise price ($)

Balance, January 1, 2022	1,469,480	2.50
Issued	6,170,427	0.56
Expired	(499,480)	3.83
Exercised	(10,000)	2.60
Balance, March 31, 2023 and June 30, 2023	7,130,427	0.70

As of June 30, 2023, the following warrants were outstanding:

Expiry Date	Remaining Life (Years)	Number of Warrants	Exercise Price ($)

May 1, 2025[1]	1.84	463,800	1.60
May 20, 2025[1]	1.89	496,200	1.60
August 25, 2025	2.16	325,400	0.65
December 5, 2025	2.44	3,152,266	0.55
December 9, 2025	2.45	30,000	0.55
March 22, 2026	2.73	1,500,000	0.55
March 31, 2026	2.75	1,162,761	0.55
	2.46	7,130,427	0.70

1 On May 15, 2023, these warrants were extended by 2 years; the date presented is post-extension. There is no change to the fair value as the Company's accounting policy for detached warrants form unit financings is the Residual Method.

As a result of the Spin-off Arrangement, holders of the Company's warrants (the January 14, 2022 Warrants") as at January 14, 2022, is entitled to receive, upon exercise of each such warrant at the same original exercise price and in accordance with the terms of such warrant, one share of each of Flying Nickel and Nevada Vanadium; two shares of the Oracle  and one share of Silver Elephant. As at January 14, 2022, there were 1,447,814 January 14, 2022 Warrants outstanding.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Three Months Ended June 30, 2023 (Expressed in Canadian Dollars except where noted)

14. Share Capital - continued

As a result of this modification and in accordance with IFRS 2 Share-based Payment, the incremental fair value relating to the January 14, 2022 Warrants totaled $476,470, of which $426,468 was allocated Exploration and Evaluation Assets (Minago Project) and $50,002 to share capital. The weighted average fair value of these January 14, 2022 Warrants is $2.23. As at January 14, 2022, 335,406 warrants that were subject to IFRS 2.

The fair values of the January 14, 2022 Warrants immediately before and after the modification is determined based on the key assumptions as follows:

Before modification

Entity	Number of Share Warrants	Share Price ($)	Exercise Price ($)	Expected Price Volatility	Risk Free Interest Rate	Expected Life (Years)	Expected Dividend Yield	Weighted Average Fair Value Per Warrant ($)	Total Fair Value ($)

Silver Elephant	335,406	2.80	2.60-4.76	78%-82%	0.56%-1.10%	0.69-1.07	-	0.48	161,488

After modification

Entity	Number of Share Warrants	Share Price ($)	Exercise Price ($)	Expected Price Volatility	Risk Free Interest Rate	Expected Life (Years)	Expected Dividend Yield	Weighted Average Fair Value Per Warrant ($)	Total Fair Value ($)

Silver Elephant	335,406	2.80	2.60-4.76	78%-82%	0.56%-1.15%	0.68-1.07	-	0.48	160,341
Flying Nickel	335,406	0.70	-	99%-104%	0.56%-1.15%	0.68-1.07	-	0.70	234,784
Nevada Vanadium	335,406	0.40	-	100%-104%	0.56%-1.15%	0.68-1.07	-	0.40	134,162
Oracle	670,812	0.32	-	84%-105%	0.56%-1.15%	0.68-1.07	-	0.32	214,660

The Company's accounting policy for proceeds from private placements that include warrants are allocated first to common shares based on the market trading price of the common shares at the time the units are priced, and any excess is allocated to warrants. The remaining 1,112,408 January 14, 2022 Warrants were from unit private placements which was comprised of a share and warrant component, with no remaining value attributed to the warrant component.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Three Months Ended June 30, 2023 (Expressed in Canadian Dollars except where noted)

14. Share Capital - continued

As the Company did not have sufficient shares of Flying Nickel to fulfill the potential obligations of the January 14, 2022  Warrants, the Company recognized derivative liabilities relating to the Flying Nickel shares that may potentially need to be transferred relating to January 14, 2022 Warrants (note 12). As at June 30, 2023, $76,800 (March 31, 2023 - $182,400) relating to 960,000 (March 31, 2023 - 960,000) Flying Nickel shares from the January 14, 2022 Warrants has been included in derivative liabilities. At June 30, 2023, these derivative liabilities were measured based on the following assumptions: 960,000 options (March 31, 2023 - 960,000), $0.08 price per share (March 31, 2023 - $0.19), and $nil (March 31, 2023 - $nil) exercise price. The other assumptions of expected price volatility, risk free interest rate, expected life and expected dividend yield typically included the Black-Scholes Option Pricing Model have no impact to the fair value calculation of the derivative liability due to the exercise price being $nil. The fair value of the derivative liability is $76,800 as of June 30, 2023 (March 31, 2023 - $182,400).

(e) Loss per Share

	Three Months Ended, June 30, 2023 ($)	Three Months Ended, June 30, 2022 ($)

Basic loss per share attributable to equity holders of parent	(0.03)	(0.00)
Diluted loss per share attributable to equity holders of parent	(0.03)	(0.00)
Loss for the period attributable to equity holders of parent	(955,086)	(21,718)

	Three Months Ended, June 30, 2023	Three Months Ended, June 30, 2022

Shares outstanding, beginning of period	32,084,966	24,321,994
Effect of shares issued to settle liability	87,393	1,169,672
Basic weighted average number of shares outstanding	32,172,359	25,491,666

Effect of dilutive share options	-	-
Effect of dilutive warrants	-	-
Diluted weighted average number of shares outstanding	32,172,359	25,491,666

As at June 30, 2023, there were 2,598,500 (June 30, 2022 - 1,436,750) share options and 7,130,427 (June 30, 2022 - 1,447,814) warrants that were potentially dilutive but not included in the diluted loss per share calculation as the effect would be anti-dilutive.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Three Months Ended June 30, 2023 (Expressed in Canadian Dollars except where noted)

15. Non-Controlling Interest

The following table presents the movements of non-controlling interests:

	Flying Nickel ($)	Nevada Vanadium ($)	Oracle ($)	Total ($)

Non-controlling interest, January 1, 2022	1,499,851	-	-	1,499,851
Spin-off arrangement (note 4)	11,754,947	12,122,850	-	23,877,797
Change in ownership (a)	8,866,713	1,571,688	-	10,438,401
Net loss	(3,414,388)	(1,408,875)	(353,653)	(5,176,916)
Share-based payments (b and c)	1,412,565	228,514	-	1,641,079
Warrants (d)	478,330	-	-	478,330
Other comprehensive loss	-	682,478	-	682,478
Non-controlling interest, March 31, 2023	20,598,018	13,196,655	(353,653)	33,441,020

Change in ownership (a)	(95,794)	362,257	-	266,463
Net loss	(432,323)	(293,541)	(19,850)	(745,714)
Share-based payments (b and c)	88,201	110,699	-	198,900
Warrants (d)	205,879	-	-	205,879
Other comprehensive loss	-	(218,909)	-	(218,909)
Non-controlling interest, June 30, 2023	20,363,981	13,157,161	(373,503)	33,147,639

a) Change in ownership of subsidiaries:

Flying Nickel

On January 14, 2022 and February 28, 2022, Flying Nickle converted a total of 5,844,033 and 4,250,000 NFT Subscription Receipts into 5,844,033 and 4,250,000 units, for a total of 10,094,033 units (the "NFT Units"). Each Unit consists of one common share and one-half of one common share purchase warrant, each whole warrants entitles its holder to acquire one common share of the Flying Nickel at an exercise price of $1.00 per share until November 29, 2023.

On February 15, 2023, Flying Nickel closed a non-brokered private placement and issued an aggregate of 5,370,000 units for aggregate gross proceeds of $859,200. Each unit consists of one common share of Flying Nickel and one share purchase warrant with each warrant entitling the holder to purchase one additional share of the Company at a price of $0.20 per share for 36 months from closing.

On April 17, 2023, Flying Nickel closed a non-brokered private placement and issued 1,250,000 units for gross proceeds of $200,000. Each unit consists of one common share of Flying Nickel and one share purchase warrant with each warrant entitling the holder to purchase one additional share of the Company at a price of $0.20 per share for 36 months from closing.

On May 12, 2023, Flying Nickel closed a non-brokered private placement and issued 200,000 units for gross proceeds of $32,000. Each unit consists of one common share of Flying Nickel and one share purchase warrant with each warrant entitling the holder to purchase one additional share of the Company at a price of $0.20 per share for 36 months from closing.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Three Months Ended June 30, 2023 (Expressed in Canadian Dollars except where noted)

15. Non-Controlling Interest - continued

Nevada Vanadium

On May 20, 2022, the Nevada Vanadium closed a non-brokered private placement of 3,032,500 units of Nevada Vanadium at a price per unit of $0.40 for aggregate gross proceeds of $1,213,000. The transaction costs related to the private placement was $2,370. Each unit consists of one common share in the capital of Nevada Vanadium and one share purchase warrant. Each warrant entitles its holder to purchase one additional common share of Nevada Vanadium at a price of $0.50 per share at any time on or before the 36-month anniversary of the date of issuance of the warrants. Nevada Vanadium has allocated the entire proceeds to share capital and $nil has been allocated to Warrants by applying the Residual Method. The exercise price of these warrants were amended to $0.18 in August 2022.

On February 15, 2023, Nevada Vanadium closed a non-brokered private placement and issued an aggregate of 2,539,286 units at a price of $0.14 per unit for aggregate gross proceeds of $355,500.  Each unit consists of one common share of Nevada Vanadium and one share purchase warrant with each warrant entitling the holder to purchase one additional share of Nevada Vanadium at a price of $0.18 per share for 36 months from closing.

On April 28, 2023, Nevada Vanadium closed a non-brokered private placement and issued an aggregate of 570,000 units at a price of $0.14 per unit for aggregate gross proceeds of $79,800.  Each unit consists of one common share of Nevada Vanadium and one share purchase warrant with each warrant entitling the holder to purchase one additional share of Nevada Vanadium at a price of $0.18 per share for 36 months from closing.

On May 19, 2023, Nevada Vanadium closed a non-brokered private placement and issued an aggregate of 1,602,143 units at a price of $0.14 per unit for aggregate gross proceeds of $224,300. Each unit consists of one common share of Nevada Vanadium and one share purchase warrant with each warrant entitling the holder to purchase one additional share of Nevada Vanadium at a price of $0.18 per share for 36 months from closing.

b) During the three months ended June 30, 2023, Flying Nickel recorded share-based payments of $88,201 (2022 - 392,492) of which $8,025 (2022 - 4,828) was capitalized as exploration cost and the reminder of $80,176 (2022 - 387,664)  was expensed as general and administrative expenses.

During the fifteen months ended March 31, 2023, Flying Nickel recorded share-based payments expense of $1,412,565 of which $16,564 was capitalized as exploration cost and the reminder of $1,396,001 was expensed as general and administrative expenses.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes Option Pricing Model with the assumptions presented in the table below. Expected volatilities are based on historical volatility of the comparable companies as the Flying Nichel doesn't have enough trading history. The expected term of share options granted represents the period of time that share options granted are expected to be outstanding. The risk-free interest rate is based on the Canadian government bond rate.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Three Months Ended June 30, 2023 (Expressed in Canadian Dollars except where noted)

15. Non-Controlling Interest - continued

Grant Date	Number of Share Options	Expected Price Volatility	Risk Free Interest Rate	Expected Life (Years)	Expected Dividend Yield	Fair Value Per Option ($)	Total Fair Value ($)

March 4, 2022	5,160,000	137%	1.45%	5.00	-	0.34	1,735,482
March 18, 2022	150,000	138%	1.45%	5.00	-	0.57	85,249
May 3, 2022	300,000	138%	2.75%	5.00	-	0.47	142,194
January 3, 2023	1,400,000	141%	3.23%	5.00	-	0.13	175,617
Apr 17, 2023	205,000	107%	3.15%	5.00	-	0.13	25,762
Apr 24, 2023	1,000,000	106%	2.97%	5.00	-	0.13	12,921
June 15, 2023	50,000	107%	3.48%	5.00	-	0.08	3,876
	8,265,000						2,181,101

c) During the three months ended June 30, 2023, Nevada Vanadium recorded share-based payments of $110,699 (2022 - $nil) of which $9,360 (2022 - $nil) was capitalized as exploration cost and the reminder of $101,339 (2022 - $nil) was expensed as general and administrative expenses.

During the fifteen months ended March 31, 2023, Nevada Vanadium recorded share-based payments expense of $228,514.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes Option Pricing Model with the assumptions presented in the table below. Expected volatilities are based on historical volatility of the comparable companies as the Nevada Vanadium doesn't have trading history. The expected term of share options granted represents the period of time that share options granted are expected to be outstanding. The risk-free interest rate is based on the Canadian government bond rate.

Grant Date	Number of Share Options	Expected Price Volatility	Risk Free Interest Rate	Expected Life (Years)	Expected Dividend Yield	Fair Value Per Option ($)	Total Fair Value ($)

August 25, 2022	5,300,000	141%	3.11%	5.00	-	0.16	851,689
December 28, 2022	120,000	141%	3.27%	5.00	-	0.16	19,311
	5,420,000						871,000

d) The value of: 1) Flying Nickel warrants is from the NFT Units, and is estimated using the residual approach by allocating the proceeds to share capital. Flying Nickel estimated the value of common shares issued is $0.66 per share, calculated based on the estimated flow through share premium, and is $201,881, and 2) broker warrants and finders' fees related to the NFT Units totaling $276,449.

The value of Flying Nickel warrants from the non-brokered private placement which closed on May 12, 2023 is estimated using the Residual Method by allocating the proceeds first to share capital and the remaining $4,000 to warrants. Flying Nickel estimated the value of common shares issued is $0.14 per share.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Three Months Ended June 30, 2023 (Expressed in Canadian Dollars except where noted)

15. Non-Controlling Interest - continued

On October 6, 2022, Nevada Vanadium and Flying Nickel entered into an arrangement agreement pursuant to which Flying Nickel proposes to acquire all of the issued and outstanding common shares of Nevada Vanadium by way of a court-approved plan of arrangement (the "Merger Transaction").

Under the terms of the agreement, the Nevada Vanadium shareholders will receive one (1) (the "Exchange Ratio") Flying Nickel common share (a "Flying Nickel Share") for each Nevada Vanadium Share held immediately prior to the effective time of the Merger Transaction. All convertible securities of Nevada Vanadium outstanding immediately prior to the effective time of the Transaction will be exchanged for securities of Flying Nickel bearing substantially the same terms as the securities replaced based on the Exchange Ratio. As at June 30, 2023, the Merger Transaction is still in progress.

16. Related Party Transactions

During the fifteen months ended March 31, 2023, the Company had related party transactions with key management personnel in providing management and consulting services to the Company. Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include, but is not limited to, the CEO, CFO, COO, executive and non-executive directors.

A summary of related party transactions is as follows:

	Three Months Ended, June 30, 2023 ($)	Three Months Ended, June 30, 2022 ($)

Management fees to Linx Partners Ltd., a company controlled by John Lee, Director, CEO and Executive Chairman of the Company	105,000	105,000
Directors' fees	37,029	34,492
Salaries and benefits of key management capitalized to exploration and evaluation assets	17,385	58,830
Salaries and benefits paid to key management of the Company	122,187	75,728
Share based payments - John Lee	95,469	49,657
Share based payments - directors	24,688	24,993
Share based payments - former directors	19,403	-
Share based payments - key management of the Company	34,791	13,040
	455,952	361,740

The Company had balances due to related parties as follows:

	June 30, 2023 ($)	March 31, 2023 ($)

Management fees payable to John Lee	(35,000)	-
Directors' fees payable	(60,933)	(102,452)
	(95,933)	(102,452)

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Three Months Ended June 30, 2023 (Expressed in Canadian Dollars except where noted)

17. Segmented Information

The Company operates in one operating segment, being the acquisition, exploration and development of mineral properties.  Assets by geographical area are as follows:

	June 30,	March 31,
	2023	2023
	($)	($)
Current assets
Canada	644,035	1,782,558
USA	92,316	6,858
Mongolia	90,683	385,403
Bolivia	5,838	184,688
	832,872	2,359,507
Non-current assets
Canada	28,342,692	27,924,568
USA	23,420,514	23,837,759
Mongolia	-	3,822
Bolivia	18,350,528	18,451,562
	70,113,734	70,217,711

Total assets
Canada	28,986,727	29,707,126
USA	23,512,830	23,844,617
Mongolia	90,683	389,225
Bolivia	18,356,366	18,636,250
	70,946,606	72,577,218

18. Supplemental Cash Flow Information

	Three Months Ended, June 30, 2023 ($)	Three Months Ended, June 30, 2022 ($)

Non-Cash Financing and Investing Activities
Shares issued to settle liability	54,968	1,431,874
Share-based payments capitalized in mineral properties	17,385	82,431

19. Capital Management

Management considers its capital structure to consist of share capital, share purchase options and warrants. The Company manages its capital structure and makes adjustments to it, based on the funds available to, and required by the Company in order to support the acquisition, exploration and development of exploration and evaluation assets.  The Board of Directors does not establish quantitative returns on capital criteria for management.  In order to facilitate the management of its capital requirement, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors.

The properties, to which the Company currently has an interest in, are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and development and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. There were no changes in managements approach to capital management during the period ended June 30, 2023.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Three Months Ended June 30, 2023 (Expressed in Canadian Dollars except where noted)

20. Fair Value Measurements and Financial Instruments

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means; and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At June 30, 2023, there were no financial assets measured and recognized in the statement of position that would be categorized as Level 2 or Level 3 in the fair value hierarchy above.

The fair value of the Company's financial instruments including cash, receivables, and accounts payable approximates their carrying value due to the immediate or short-term maturity of these financial instruments. Restricted cash equivalents included in other non-current assets  is readily convertible into cash, and therefore its carrying value approximates fair value. The fair values of the Company's interest-bearing promissory note is determined by using the DCF method using discount rate that reflects the issuer's borrowing rate as at the end of the reporting period. The non-performance risk as at June 30, 2023 was assessed to be insignificant. Derivative liabilities and contingent liability are recorded at fair value based on the quoted market price at the end of each reporting period with changes in fair value through profit or loss. As at June 30, 2023, the fair value of: 1) derivative liabilities is $145,880 (March 31, 2023 - $401,042), 2) contingent liability is $143,967 (March31, 2023 - $215,951), and 3) promissory note is $3,824,262 (March 31, 2023 - $4,271,857). The Company does not offset financial assets with financial liabilities.  There were no transfers between Level 1, 2 and 3 for the period ended June 30, 2023.

21. Financial Risk Management

The Company's financial instruments are exposed to certain financial risks. The risk exposures and the impact on the Company's financial instruments at June 30, 2023 are summarized below. The Board of Directors periodically reviews with management the principal risks affecting the Company and the systems that have been put in place to manage these risks.

(a) Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its financial obligations as they fall due.  The Company manages liquidity risk by preparing cash flow forecasts of upcoming cash requirements.  As at June 30, 2023, the Company had a cash balance of $539,307 (March 31, 2023 - $1,504,969).  As at June 30, 2023 the Company had accounts payable and accrued liabilities of $3,738,381 (March 31, 2023 - $3,807,809). Liquidity risk is assessed as very high.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Three Months Ended June 30, 2023 (Expressed in Canadian Dollars except where noted)

21. Financial Risk Management - continued

The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests. The Company coordinates this planning and budgeting process with its financing activities through the capital management process in normal circumstances.

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated with cash, restricted cash equivalents included in other non-current assets and receivables, net of allowances. The carrying amount of financial assets included on the statements of financial position represents the maximum credit exposure.

(c) Market risk

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's cash and restricted cash equivalents included in other non-current assets primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short‐term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of June 30, 2023. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

(ii) Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars. The Company has foreign exploration and development projects in the USA, Mongolia and Bolivia and undertakes transactions in various foreign currencies. The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in US dollars, Mongolian tugrik, and Bolivian boliviano into its reporting currency, the Canadian dollar.

(iii) Commodity and equity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company's control. The supply and demand for these commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The Company is also exposed to price risk with regards to equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Three Months Ended June 30, 2023 (Expressed in Canadian Dollars except where noted)

21. Financial Risk Management - continued

(iv) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company's derivative financial liability includes debts to be settled in common shares of Silver Elephant. A 10% increase or decrease of the common shares price of Silver Elephant or Flying Nickel has a corresponding effect of approximately $29,000 to net loss.

The Company closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in value may be significant.

Sensitivity Analysis

A 1% change in interest rates does not have a material effect on the Company's profit or loss and equity.

The Company has certain cash balances, receivables, accounts payables and the CVB Loan denominated in either the US Dollar, Mongolian Tugrik or Bolivian Boliviano (the "Foreign Currencies"), currencies other than the functional currency of Company. Based on the above, net exposures as at June 30, 2023, with other variables unchanged, a 10% strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $17,096. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $40,706. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $504,273. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

22. Contingencies

As at June 30, 2023, $546,588 (March 31, 2023 - $558,236) was included in accounts payable and accrued liabilities in connection with a former employee's claim for severance.

23. Restatement

The Company identified an accounting error in relation to its prior year consolidated financial statements primarily due to the Spin-off Arrangement and related carrying value of Exploration and Evaluation Assets and Non-controlling Interests, and allocation of Fish Creek Ranch purchase price, which have been corrected as noted below.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Three Months Ended June 30, 2023 (Expressed in Canadian Dollars except where noted)

23. Restatement - continued

Prior year classification has resulted in an understatement and overstatement of certain assets and liabilities as follows:

	Original June 30, 2022 ($)	Restatement ($)	Restated June 30, 2022 ($)

Equipment	91,764	625,619	717,383
Buildings and structures	-	657,277	657,277
Exploration and evaluation assets	79,786,492	(20,020,224)	59,766,268
Land	5,291,642	(1,567,064)	3,724,578
Intangible assets	337,438	(337,438)	-
Derivative liabilities	-	233,947	233,947
Reserves	26,783,599	1,742,843	28,526,442
Deficit	(209,886,585)	(7,753,252)	(217,639,837)
Non-controlling interests	46,582,467	(14,865,367)	31,717,100

	Original March 31, 2022 ($)	Restatement ($)	Restated March 31, 2022 ($)

Cash	854,649	5,044,393	5,899,042
Receivables	19,458	42,429	61,887
Prepaids	86,337	354,267	440,604
Marketable securities	3,837,048	(3,837,048)	-
Equipment	38,040	62,216	100,256
Exploration and evaluation assets	22,030,976	32,724,836	54,755,812
Investment in associate	20,360,240	(20,360,240)	-
Accounts payable and accrued liabilities	3,079,311	1,031,010	4,110,321
Flow through premium	-	74,191	74,191
Share capital	184,979,302	30,073,284	215,052,586
Reserves	26,599,987	1,001,715	27,601,702
Deficit	(169,414,028)	(48,204,091)	(217,618,119)
Non-controlling interests	-	30,054,745	30,054,745

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Three Months Ended June 30, 2023 (Expressed in Canadian Dollars except where noted)

23. Restatement - continued

As a result of this restatement, the effect on Consolidated Statement of Comprehensive Loss for the three months ended June 30, 2022 is as follows:

	Original Three Months Ended, June 30, 2022 ($)	Restatement ($)	Restated Three Months Ended, June 30, 2022 ($)

General and Administrative Expenses
Advertising and promotion	225,130	(218,878)	6,252
Consulting and management fees	387,214	(301,349)	85,865
Depreciation and accretion	9,527	17,512	27,039
Directors' fees	53,492	(19,000)	34,492
Insurance	52,166	(4,542)	47,624
Office and administration	98,273	(60,452)	37,821
Professional fees	606,849	(245,810)	361,039
Salaries and benefits	334,568	(224,160)	110,408
Share-based payments	429,663	(18,413)	411,250
Stock exchange and shareholder services	139,577	(105,833)	33,744
Travel and accommodation	123,456	(52,487)	70,969
	(2,459,915)	1,233,412	(1,226,503)

Other items
Other income	333,502	(284,171)	49,331
Finance expense	(49,061)	-	(49,061)
Foreign exchange loss	(112,454)	-	(112,454)
Recovery of flow through liability	120,914	(58,034)	62,880
Gain on fair value change in contingent consideration	-	568,126	568,126
Gain on fair value change in derivative liabilities	-	266,053	266,053
Costs in excess of recovered coal	93,703	-	93,703
Sale of marketable securities	1,490,195	(1,490,195)	-
Impairment of mineral property	(83,556)	83,556	-
Impairment of NSR	(253,469)	253,469	-
Loss on debt settlement	(1,431,873)	1,431,873	-
Reversal of gain on transfer of spin-out	(24,210,145)	24,210,145	-
Net loss and comprehensive loss for the period	(26,562,159)	26,214,234	(347,925)

Loss and comprehensive loss attributable to:
Equity holders of the parent	(24,780,523)	24,758,805	(21,718)
Non-controlling interests	(1,781,636)	1,455,429	(326,207)
	(26,562,159)	26,214,234	(347,925)

Basic and diluted loss per share attributable to equity holders of the parent	$(0.85)		(0.00)
Basic and diluted weighted average number of shares outstanding	25,477,742		25,477,742

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Three Months Ended June 30, 2023 (Expressed in Canadian Dollars except where noted)

23. Restatement - continued

The Consolidated Statements of Cash Flows for the three months ended June 30, 2022 was not previously presented; only the Consolidated Statements of Cash flows for the six months ended June 30, 2022 was presented but not applicable for the purposes of these consolidated financial statements as result of the change in year end from December 31 to March 31.

24. Subsequent Events

On August 4, 2023, the Company divested its Titan Project in exchange for cash totaling $231,000, and 13,283,801 common shares of the acquirer, representing a 19.99% interest in the acquirer. In addition, the Company retains a net smelter royalty ("NSR") on the Titan Project equal to 0.5% applicable after the commencement of commercial production if the V205 Flake 98% price per pound exceeds US$12.00 per pound. The NSR may be purchased back by the Acquirer at any time for cash of $500,000.